SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dragonfly Energy Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share (Title of Class of Securities)

26145B 106 (CUSIP Number)

Jeffrey A. Brill Peter D. Serating Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Tel.: (212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 26145B 106

1	NAMES OF REPORTING PERSONS Chardan NexTech Investments 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,027,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,027,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,027,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 26145B 106

1	NAMES OF REPORTING PERSONS Jonas Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,528,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,528,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,551
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Dragonfly Energy Holdings Corp., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on October 12, 2022, as amended by Amendment No. 1 to Schedule 13D filed on January 9, 2023 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on: (i) 45,820,750 shares of Common Stock outstanding after the offering described in the prospectus on Form 424(b)(3) filed by the Issuer on May 8, 2023, and (ii) in the case of Mr. Grossman, an additional  1,501,386 shares of Common Stock issuable upon the exercise of Private Warrants held by Chardan NexTech 2 Warrant Holdings LLC (“Holdings”), an affiliate of the Sponsor, due to the Ownership Limitation (as defined below).

The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of May 10, 2023, after taking into account the Distribution described below, Sponsor directly held 2,027,165 shares of Common Stock. Addtionally, Mr. Grossman may be deemed to beneficially own 1,501,386 shares of Common Stock issuable upon exercise of Private Warrants held directly by Holdings. Mr. Grossman does not have any investment or voting power over any Issuer securities held by CCM LLC as of the date hereof and the Reporting Persons disclaim beneficial ownership over those Issuer securities beneficially owned by CCM LLC as of the date hereof.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than to the extent it directly holds Common Stock) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose. The filing of this statement should not be construed to be an admission that the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as described in this Amendment No. 2 and below, the Reporting Persons have not effected any transactions in Common Stock during the 60-day period ending on May 10, 2023.

The Sponsor sold shares of Common Stock in the open market during the 60-day period ending on May 10, 2023 as follows:

Date	Amount Sold	Weighted Average Price Per Share
05/05/2023	9,000	$5.0390
05/08/2023	57,394	$4.7239
05/09/2023	33,369	$3.7631
05/10/2023	39,572	$4.1265

Additionally, Sponsor submitted a request to the Issuer to distribute an aggregate of 864,000 shares of Sponsor's Common Stock to certain of its members with respect to their respective indirect pro rata interests, with such request specifying that such distribution be effected as of May 5, 2023 (the "Distribution").

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The last paragraph of the “Private Warrants” Section of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to the Ownership Limitation, the number of shares of Common Stock into which the remaining 1,501,386 Private Warrants held by Holdings are exercisable is limited pursuant to the terms of such warrants to that number of shares of Common Stock that would result in Holdings and its affiliates, including the Reporting Persons, having aggregate beneficial ownership of more than 7.5% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”). In accordance with Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Private Warrants to the extent that such exercise would cause such aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2023	CHARDAN NEXTECH INVESTMENTS 2 LLC

	By:	/s/ Jonas Grossman
	Name:	Jonas Grossman
	Title:	Managing Member

JONAS GROSSMAN

	By:	/s/ Jonas Grossman

[Dragonfly Energy Holdings Corp. - Schedule 13D/A]